UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

Commission File Number 001-33211

(Check One): |X| Form 10-KSB |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form N-SAR |_| Form N-CSR

For Period Ended:     December 31, 2004
                   -------------------------------------------------------------

     |_|  Transition Report on Form 10-K

     |_|  Transition Report on Form 20-F

     |_|  Transition Report on Form 11-K

     |_|  Transition Report on Form 10-Q

     |_|  Transition Report on Form N-SAR

     For the Transition Period Ended:
                                       -----------------------------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

     VITAL LIVING, INC.
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Full Name of Registrant


Former Name if Applicable

     5080 N. 40th STREET, SUITE 105
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Address of Principal Executive Office (Street and Number)

     PHOENIX, ARIZONA  85018
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City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

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      (a)   The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar
|X| day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-KSB, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      Vital Living, Inc. (the "Registrant") requires additional time to finalize and review its Annual Report on Form 10-KSB for its fiscal year ended December 31, 2004 (the "Report"). The Registrant is unable to complete and file its Report within the prescribed time period without unreasonable effort or expense. The Registrant has decided not to seek consent from its former auditors, Pannell Kerr Forster of Texas, P.C., to incorporate the Registrant's financial statements from its fiscal year ended December 31, 2003. Instead, the Registrant has requested its current auditors, Epstein Weber & Conover, PLC, to re-audit its financial statements from its fiscal year ended December 31, 2003 and to issue new audit opinions thereon. The re-audit could not be completed in time for inclusion in our Report by March 31st, the filing due date. The Registrant expects that its Report will be filed by no later than the fifteenth calendar day following the date on which the Report was due.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Gregg A. Linn                (602)                       952-9909
      -------------------------    -------------       -------------------------
                  (Name)            (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes |_| No

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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No

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      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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

                               VITAL LIVING, INC.
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date     March 31, 2005                 By:     /s/ Gregg A. Linn
      -------------------------              -----------------------------------
                                              Gregg A. Linn
                                              Chief Financial Officer

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